FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-1822

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

LACLEDE GAS COMPANY
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Independent Auditors' Report

(b) Exhibit

Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY WAGE
DEFERRAL SAVINGS PLAN
(Registrant)

BY Thomas A. Reitz
Thomas A. Reitz
Superintendent of Service
and Division of Operations

Date: April 25, 2003

Deloitte & Touche

Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan

Financial Statements—Modified Cash Basis as of and for the Years Ended October 31, 2002 and 2001, Supplemental Schedule for the Year Ended October 31, 2002 and Independent Auditors' Report

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101-1819

Tel: (314) 342-4900
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Wage Deferral Savings Plan Committee of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") as of October 31, 2002 and 2001, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 21, 2003

Deloitte
Touche
Tohmatsu

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2002 AND 2001

	2002	2001
CASH	$ 558	$ 26,690
INVESTMENTS	2,883,065	2,794,851
NET ASSETS AVAILABLE FOR BENEFITS	$2,883,623	$ 2,821,541

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 127,862	$ 123,043
Employee	324,205	323,840
	452,067	446,883
INVESTMENT INCOME:		
Interest and dividends	58,979	60,968
Net depreciation in fair value of investments	(360,153)	(374,712)
	(301,174)	(313,744)
TOTAL ADDITIONS	150,893	133,139
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	37,655	67,626
NET TRANSFERS	51,156	48,334
TOTAL DEDUCTIONS	88,811	115,960
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	62,082	17,179
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	2,821,541	2,804,362
END OF YEAR	$2,883,623	$2,821,541

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), although investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Investment Valuation – The Plan's investments are stated at the fair market value of the underlying securities, which are based on market prices. Participant loans are stated at cost, which approximates fair market value.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2002 and 2001 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – Prior to October 31, 2002, the Plan was named the Missouri Natural Gas Division of Laclede Gas Company Dual Savings Plan. The Plan was renamed to conform with a change in Plan provisions to permit only pre-tax contributions. The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with American Express Trust Company, the Plan trustee. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee which is a three-member committee appointed by the Laclede Gas Company Board of Directors. All payments made by the Plan require approval of the Missouri Natural Wage Deferral Savings Plan Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

Collectively Bargained Plan Changes – The collective bargaining agreement effective April 15, 2001 provided that clerical unit employees would discontinue their post-tax contributions as of November 1, 2001. The physical unit employees had previously voted to discontinue their post-tax contributions as of November 1, 1998. Beginning November 1, 2001, only pre-tax deferrals were contributed under the Plan.

Contributions – Employees could elect post-tax or pre-tax payroll deductions, as discussed above, in 1% increments ranging from 2% through 7% of their annual rate of compensation prior to April 15, 2001. After that date, the maximum contribution increased to 8%. Employer contributions are made in an amount equal to 50% of such employee contributions. In addition, each employee was permitted to make additional deposits of up to 8% of compensation in any Plan year prior to April 15, 2001; after that date, the maximum additional deposit amount is 7% of compensation. These additional deposits are not matched by employer contributions.

Vesting – All Participant contributions and Company matching contributions on pre-tax deposits, including earnings thereon, are immediately 100% vested. Post-tax Company match accounts vest after two years; however, special vesting schedules were established for the clerical unit employees who elected to discontinue post-tax deposits after November 1, 2001.

Investment Options – Post-tax contributions to the Plan were invested in the following three investment funds at the option of the employee. Post-tax contributions were invested 100% in one or 50% in two of the three funds designated by the employee.

The three available investment funds were:

- American Express Trust Common Stock Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I

Pre-tax contributions to the Plan may be invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

Effective July 16, 2001, the nine available investment funds are:

- Laclede Gas Company Common Stock Fund
- Pyramid Russell 2000 Index Fund
- American Express Trust Common Stock Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I
- American Express Trust Short-Term Horizon Fund 25:75
- American Express Trust Medium-Term Horizon Fund 50:50
- American Express Trust Long-Term Horizon Fund 65:35
- American Express Trust Long-Term Horizon Fund 80:20

Prior to July 16, 2001, the five available investment funds were:

- Laclede Gas Company Common Stock Fund
- Pyramid Russell 2000 Index Fund
- American Express Trust Common Stock Fund
- American Express Trust Bond Fund
- American Express Trust Money Market Fund I

Effective October 1, 2001, stock certificates previously representing shares of Laclede Gas Company common stock were deemed to represent the same number of shares of The Laclede Group, Inc. common stock. This is a result of The Laclede Group, Inc. becoming the parent of Laclede Gas Company on that date. The number of shares of common stock held by American Express did not change because each share of Laclede Gas Company is now deemed to represent one share of The Laclede Group, Inc.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual pre-tax account balances a minimum of $500 up to 50% of their pre-tax account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past twelve months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.75% to 11.50% at October 31, 2002.

Payment of Benefits – Withdrawals generally require thirty days advance notice, and the amount available depends on the type of account, post-tax or pre-tax. Withdrawal of the vested portion of the post-tax match account was permitted if the employee was on layoff at least six months or had a financial need. Withdrawal from the post-tax match account for other reasons was generally limited to the portion which was vested and attributable to employer contributions that were in the Plan between two and four years. If withdrawal from the post-tax account resulted in forfeiture of the Company match and earnings thereon, the forfeited amount was restored if repayment was made within five years of the withdrawal. Special withdrawal provisions for post-tax amounts were instituted for the clerical employees as a result of their discontinuance of post-tax deferrals.

Withdrawals from the pre-tax match account are limited to employees who are at least age 59-1/2 or have incurred a financial hardship which cannot be relieved by a loan from the Plan. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a twelve month period after receipt of the hardship withdrawal.

3. FUNDING

Company contributions to the Plan are paid to the trustee on a bi-weekly basis and are computed based on 50% of the employee's contribution up to 8% of compensation beginning April 15, 2001. Prior to that date, the maximum Company contribution was 50% of the employee's contribution up to 7% of compensation.

4. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2002	2001
Laclede Group, Inc. Common Stock Fund	$ 878,521	$ 749,552
American Express Trust Common Stock Fund	1,031,266	1,221,928
American Express Trust Bond Fund	435,261	361,936
American Express Trust Money Market Fund I	245,680	187,687
Pyramid Russell 2000 Index Fund	161,519	145,062

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $(360,153) and $(374,712), respectively, as follows:

	2002	2001
Laclede Group, Inc. Common Stock Fund	$ 24,258	$ 18,600
American Express Trust Common Stock Fund	(362,059)	(415,112)
American Express Trust Bond Fund	9,804	40,113
Pyramid Russell 2000 Index Fund	(26,447)	(17,887)
American Express Trust Long-Term Horizon Fund 80:20	(5,685)	(426)
American Express Trust Medium-Term Horizon Fund 50:50	(24)	-

5. TAX STATUS

The Plan obtained its latest determination letter dated January 22, 1997, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan document has been revised since receiving the determination letter, and the Plan was submitted to the Internal Revenue Service for a determination letter on October 31, 2002. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and that the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

In the event of termination of the Plan, each participant's Company contribution account and participant's contribution account shall become fully vested and not subject to forfeiture and, after payment of necessary expenses, shall be distributed to the participant.

7. RELATED PARTIES

Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
(FORM 5500)
OCTOBER 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group Inc. Common Stock Fund	Company stock fund (89,435.095 units)		$ 878,521
*	American Express Trust Common Stock Fund	Common/collective trust (7,693.833 units)		1,031,266
	Pyramid Russell 2000 Index Fund	Common/collective trust (388.156 units)		161,519
*	American Express Trust Bond Fund	Common/collective trust (6,241.735 units)		435,261
*	American Express Trust Money Market Fund I	Common/collective trust (245,679.970 units)		245,680
*	American Express Trust Medium-Term Horizon Fund (50:50)	Common/collective trust (53.917 units)		1,059
*	American Express Trust Long-Term Horizon Fund (80:20)	Common/collective trust (2,051.194 units)		37,767
*	Loans to Participants	Loans to participants (91,991.720 units) Interest rate 5.75% - 11.50%		91,992

* Party-in-interest.

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101-1819

Tel: (314) 342-4900
www.deloitte.com

Exhibit to Form 11-K

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-90248 of The Laclede Group, Inc. on Form S-8 of our report dated March 21, 2003, appearing in this Annual Report on Form 11-K of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan for the year ended October 31, 2002.

Deloitte & Touche LLP

April 25, 2003

Deloitte
Touche
Tohmatsu